GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, Colorado 80111

April 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Great-West”)
COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 24 to Registration Statement on Form N-6 (“Amendment”)
File Nos. 333-70963 & 811-09201

Commissioners:

On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-6 for a flexible premium variable universal life insurance policy (the “Policy”).

The Amendment reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 23 (“Amendment No. 23”) to Registrant’s registration statement, filed pursuant to Rule 485(a) under the 1933 Act on February 28, 2011, and makes other changes to update information required to be updated annually.

Set forth below is each Staff comment, communicated by telephone call to Registrant’s outside counsel on March 25, 2011, by Mr. Patrick Scott of the Commission’s Office of Insurance Products, followed by Registrant’s response.

U.S. Securities and Exchange Commission

April 28, 2011

Comment No. 1

With regard to including an additional prospectus relating to the same Policy in Registrant’s existing registration statement, the Staff now takes the position that, a new prospectus for enhanced contracts with different fees and charges requires a new registration statement, whereas a new prospectus for new riders may be included in the same registration statement. The new prospectus filed in Amendment No. 23 has different current fees and charges that appear to warrant a new registration statement. Under the circumstances, however, particularly in light of Registrant’s October 29, 2010 filing containing the identical new prospectus for the Policy, which the Staff reviewed and did not provide this comment, and which Registrant withdrew for business reasons on December 27, 2010, the Staff will permit this filing to go effective if Registrant includes both prospectuses in the existing registration statement.

Response

Comment complied with. In consideration of the Staff’s 2010 review of the new prospectus, the registration statement includes both the old prospectus, which will no longer be used, and the new prospectus for the Policy, which will be used for Policies issued after May 1, 2011.

Comment No. 2

If Registrant determines to file both the old prospectus and the new prospectus in the existing registration statement, the Staff takes the view that the old prospectus should be updated and delivered annually and Registrant may not rely on the SEC staff’s position in No-Action Letters concerning annual update requirements for inactive contracts. See, e.g., Great-West Life and Annuity Insurance Co., SEC No-Action Letter (pub. avail. October 21, 1990); Washington National Insurance Co. Variable Funds A & B, SEC No-Action Letter (pub. avail. May 17, 1978).

Response

Comment complied with. The Amendment includes both an updated version of the old prospectus for the Policy, which prospectus will no longer be used for new sales of the Policy, and the new prospectus for Policy for Policies issued after May 1, 2011.

Comment No. 3

Include “Tandy” representations in correspondence accompanying the Amendment.

Response

As requested by Mr. Patrick Scott of the Commission’s Office of Insurance Products, Registrant hereby acknowledges as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Comments of the Commission Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

April 28, 2011

•	Registrant may not assert Staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except as otherwise legally permissible.

*        *        *

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Jorden Burt LLP at 202-965-8130.

Sincerely yours,

/s/ Julie J. Collett
Julie J. Collett
Managing Counsel

cc:	Patrick F. Scott, Esq.
Office of Insurance Products